EXHIBIT 99.3
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                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
                  ---------------------------------------------



In connection with the Annual Report of PetroKazakhstan Inc., formerly Hurricane Hydrocarbons Ltd. (the "Company") on Form 40-F for the period ended December 31, 2002 (the "Report") to which this certificate is an exhibit, I, Bernard F. Isautier, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:  June 30, 2003                  /s/ Bernard F. Isautier
                                      ------------------------------------------
                                      Name:  Bernard F. Isautier
                                      Title: President & Chief Executive Officer



A signed original of this written statement required by Section 906 has been provided to PetroKazakhstan Inc. and will be retained by PetroKazakhstan Inc. and furnished to the Securities and Exchange Commission or its staff upon request.